Exhibit (h)(4)(iii)

Amendment No. 2
To
Transfer Agency Agreement

This Amendment No. 2 To Transfer Agency Agreement (“Amendment No. 2”), dated as of February 20, 2018 (“Effective Date”), is being entered into by and between BNY Mellon Investment Servicing (US) Inc. (“BNYM”) and Baillie Gifford Funds (the “Investment Company”), on its own behalf and on behalf of each series of the Investment Company listed on Schedule B to the Current Agreement (as defined below), in its individual and separate capacity.

Background

BNYM and the Investment Company previously entered into the Transfer Agency Agreement, dated as of September 1, 2014, and into Amendment No. 1 To Transfer Agency Agreement, executed as of November 14, 2017 and effective as of August 4, 2017 (collectively, the “Current Agreement”).  The parties wish to amend the Current Agreement as set forth in this Amendment No. 2.

Terms

In consideration of the mutual promises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound, agree to all statements made above and as follows:

1.                                      Modifications to Original Agreement.  The Original Agreement is amended by adding a new Section 3(a) 17 which reads in its entirety as follows:

(17)                                                  22c-2 Services.

(A)                               General.  In accordance with the terms of this Section 3(a)(17), including without limitation, to the extent applicable in a specific instance, with the terms of Applicable Procedures: (i) BNYM will utilize and operate the 22c-2 System (as defined in Exhibit 1 to Schedule C) and otherwise reasonably assist the Funds in complying with Rule 22c-2, promulgated by the SEC under the 1940 Act (“Rule 22c- 2”), and with the Fund’s policies on market timing and frequent trading, and (ii) BNYM will review shareholder activity for accounts held directly on the BNYM System as well as review supplemental data provided by financial intermediaries.  This subsection (A) shall not be interpreted to expand, contract or modify in any manner the provisions of subsections (B) through (J) of this Section 3(a)(17) (which are sometimes referred to herein as the “Current 22c-2 Services”).  Certain capitalized terms used in this Section 3(a)(17) not defined where first used in this Section 3(a)(17) are defined at Section 3(a)(17)(J).

(B)                               Transition Period.

(i)                                     Between the date that the parties amend the Agreement to include this Section 3(a)(17) and the date that becomes the Full Service Commencement Date in the manner described in Section 3(a)(17)(J)(vi), the parties shall engage in the following activities:

(aa)                          BNYM will identify to the Company all rules, parameters, preferences, analytics, reports, properties and other options and settings of the 22c-2 System that it reasonably determines should be set in order to utilize the 22c-2 system in a manner that reasonably assists the Funds in complying with Rule 22c-2 (“Identified Settings”), will confer with the Company and discuss possible values for the Identified Settings with the Company, and will set Identified Settings in accordance with the elections reasonably made by the Company (thereafter, “System Settings”);

(bb)                          The parties will seek to identify omnibus accounts as follows: (i) BNYM will provide the Company through Web Image with a report from FSR (as defined in Exhibit 1 to Schedule C), in the format reasonably agreed to by BNYM and the Company and set forth in Applicable Procedures, that identifies shareholder accounts that could possibly be omnibus accounts and if, in instructions received by BNYM from the Company through Web Image in the manner specified by BNYM in Web Image, the Company identifies any of such accounts as omnibus accounts, BNYM will cause such accounts to be identified as omnibus accounts in the Funds’ data and information transferred from FSR to the Fund Database pursuant to subsection (C)(i) below; and (ii) the parties may engage in a mutually agreeable alternative or additional process enabling the Company to identify accounts as omnibus accounts and BNYM will cause such accounts to be identified as omnibus accounts in the Funds’ data and information transferred from FSR to the Fund Database pursuant to subsection (C)(i) below.  Immediately prior to the Full Service Commencement Date, BNYM will generate a report for the parties listing accounts that the Company has identified as omnibus accounts in accordance with this Section 3(a)(17)(B)(i)(bb); and

(cc)                            Such other activities as the parties shall determine to be appropriate to transition the activities described in subsection (C) below from the Company to BNYM.

(ii)                                  After a System Setting has been set in accordance with Section 3(a)(l7)(B)(i)(aa) above, BNYM will modify the System Setting solely in accordance with elections reasonably made by the Company in its discretion thereafter and provided to BNYM in Written Instructions.

(C)                               Commencing on the Reporting Commencement Date, BNYM will perform the following services;

(i)                                     cause Fund data and information in the Funds’ database in FSR to be automatically transferred each business day to the Fund Database;

(ii)                                  provide the Company through Web Image with reports from FSR, in the format reasonably agreed to by BNYM and the Company and set forth in Applicable Procedures, that identify shareholder accounts opened during the prior period (as specified in the Applicable Procedures) that could reasonably be omnibus accounts and if, in instructions received by BNYM from the Company through Web Image in the manner specified by BNYM in Web Image, the Company identifies any of such accounts as omnibus accounts, BNYM will cause such accounts to be identified as omnibus accounts in the Funds’ data and information transferred from FSR to the Fund Database pursuant to subsection (C)(i) above;

(iii)                               (aa)                          generate the appropriate Account Analytic Reports indicated by the System Settings;

(bb)                          create reports that reformat, edit and otherwise rearrange the information in such Account Analytic Reports in accordance with the appropriate Applicable Procedures (“Fund Analytic Reports”);

(cc)                            review the Fund Analytic Reports by applying the Review Criteria in a reasonable manner to the data and information in the Fund Analytic Reports, provide a separate report to the Company (the “Fund Analytic Review Report”) which discloses (I) the purchase and redemption transactions identified by BNYM’s reasonable application of the Review Criteria to the Fund Analytic Reports as indicative of potential market timing transactions, and (II) any reasonably appropriate supplemental information available in the Fund Analytic Reports about such transactions; and

(dd)                          implement Account Instructions with respect to accounts referenced in a Fund Analytic Review Report if received from the Company by BNYM through Web Image in the manner specified by BNYM in Web Image and in accordance with Applicable Procedures;

(iv)                              generate and transmit Trade Requests to financial intermediaries either individually in response to Account Instructions received from the Company pursuant to Section 3(a)(17)(C)(iii)(dd) or automatically in accordance with System Settings, or, if required by a particular financial intermediary to obtain Trade Responses, access the computer system of a financial intermediary and appropriately set the rules, parameters and settings required for the financial intermediary’s computer system to automatically transmit Trade Responses to BNYM;

(v)                                 following receipt of a Trade Response:

(aa)                          to the extent reasonably appropriate, based on the capabilities of the 22c-2 System and the characteristics of a Trade Response,

either upload or input appropriate data and information from Trade Responses into the 22c-2 System;

(bb)                          generate Intermediary Analytic Reports from such data and information;

(cc)                            review Intermediary Analytic Reports by applying the Review Criteria in a commercially reasonable manner to the data and information contained in the Intermediary Analytic Reports;

(dd)                          provide to the Company through Web Image with a separate report (the “Intermediary Analytic Review Report”) which discloses (A) the purchase and redemption transactions identified by BNYM’s commercially reasonable application of the Review Criteria to the Intermediary Analytic Report as indicative of potential market timing transactions, and (B) any reasonably appropriate supplemental information available in the Intermediary Analytic Report about such transactions; and

(ee)                            implement Account Instructions with respect to accounts referenced in an Intermediary Analytic Review Report if received from the Company by BNYM through Web Image in the manner specified by BNYM in Web Image and in accordance with Applicable Procedures;

(vi)                              to the extent the 22c-2 System receives share purchase and share redemption information about a Fund from a financial intermediary through a SuRPAS File, a Custom Trade File or an NSCC File that has been approved in advance by BNYM (“Approved File”), BNYM shall perform the services set forth at Sections 3(a)(17)(C)(v)(bb) through 3(a)(17)(C)(v)(ee) with respect to the relevant information contained in such Approved Files.  In addition, to the extent BNYM instead of the 22c-2 System receives an Approved File on a regular systemically designed basis, BNYM will implement commercially reasonable procedures to cause such files to be transmitted to the 22c-2 System on a timely basis; and

(vii)                           monitor the response of financial intermediaries to Trade Requests and to the extent it reasonably determines that a satisfactory response, as specified in Applicable Procedures, is not received from a financial intermediary within the time period specified by the DTCC Best Practices (“Unsatisfactory Trade Response”), take either of the following courses of action as it reasonably determines to be applicable: (A) implement the appropriate course of conduct as it may be specified in Applicable Procedures, or (B) include the Unsatisfactory Trade Response in a report periodically sent to the Company through Web Image specifying Unsatisfactory Trade Responses and the information upon which the determination of an Unsatisfactory Trade Response was based (“Unsatisfactory Intermediary Report”) and if, in instructions received by BNYM from the Company through Web Image in the manner specified by BNYM in Web Image, the Company directs BNYM to implement a course of conduct provided for in

Applicable Procedures with respect to a financial intermediary identified in an Unsatisfactory Intermediary Report, BNYM will implement the directed course of conduct.

(D)                               BNYM will monitor reports and communications provided to BNYM by the licensor of the 22c- 2 System regarding modifications to the 22c-2 System, will advise the Company of modifications that BNYM reasonably determines may impact the services provided by BNYM under this Section 3(a)(17), confer with the Company to determine any changes to the services provided under this Section 3(a)(17) or to System Settings or new services or System Settings that may be advisable due to such modifications and adopt all new or changed services and System Settings reasonably elected by the Company.

(E)                                BNYM shall provide System Reports to the Company in accordance with Applicable Procedures and otherwise perform such other services supported by the 22c-2 System, without modification of any nature to the 22c-2 System or FSR, as the Company shall reasonably request.

(F)                                 To the extent a financial intermediary makes a Trade Response available for retrieval within the financial intermediary’s computer system in any of the contingencies contemplated by Section 3(a)(17)(C)(iv), the Company shall have the sole responsibility for contacting the financial intermediary and securing BNYM’s access to the financial intermediary’s computer system for retrieval of Trade Responses.  BNYM agrees that upon being furnished with access rights to a financial intermediary’s computer system for retrieval of Trade Responses using an application that is in common commercial use and is widely available or is in use by BNYM it will retrieve Trade Responses on behalf of the Company.

(G)                               BNYM shall bear no responsibility or liability for any action or absence of action of a financial intermediary, for any of the data or information received from a financial intermediary or for any of the results of using such data and information.

(H)                              Any instruction from the Company to block further purchases in an account which is a direct shareholder account on FSR (“Blocking Instructions”) must be received by BNYM in an Account Instruction sent through Web Image and otherwise in full compliance with Section 3(a)(17)(C)(iii)(dd) or 3(a)(17)(C)(v)(ee), as appropriate, by 2:00 PM (Eastern Time) on a given business day in order to be implemented the same business day.  A Blocking Instruction received after 2:00 PM (Eastern Time) on a given business day will be implemented not later than the following business day.

(I)                                   BNYM will not be obligated to implement any instruction or take any action of any nature in connection with the activities contemplated by this Section 3(a)(17), including inquiries or reminders of any nature, unless and until it receives, as appropriate, 22c-2 Instructions or Account Instructions through Web Image in full compliance with applicable provisions of this Section 3(a)(17).

(J)                                   The capitalized terms in this subsection (J) shall have the meaning ascribed to them in this subsection (J):

(i)                                     “22c-2 Instructions” means the instructions sent to BNYM by the Company through Web Image pursuant to Section 3(a)(17)(B)(i)(bb), 3(a)(17)(C)(ii) or 3(a)(17)(C)(vi).

(ii)                                  “Account Analytic Reports” means the analytic reports that the Company, pursuant to Section 3(a)(17)(B)(i)(aa) above, has directed BNYM to generate from the 22c-2 System pursuant to System Settings from data in the Fund Database that disclose share purchase and share redemption activity in all Fund shareholder accounts.

(iii)                               “Account Instructions” means the instructions permitted by Applicable Procedures provided to BNYM by the Company through Web Image, in the manner specified by BNYM in Web Image, after the Company’s review of Fund Analytic Reports and Intermediary Analytic Reports regarding the course of conduct to be taken by BNYM with respect to accounts identified in a particular Fund Analytic Report or Intermediary Analytic Report, such as (to the extent permitted by Applicable Procedures) taking no action, sending a Trade Request to a financial intermediary, requesting additional information after a Trade Response has been received, furnishing a warning and blocking further purchase transactions.

(iv)                              “Applicable Procedures” means the Written Procedures adopted by BNYM to govern operation and performance of the services set forth in this Section 3(a)(17) and the Exception Procedures to which the Company and BNYM mutually agree pursuant to Section 14(b) concerning the operation and performance of the services set forth in this Section 3(a)(17) documented in a writing executed by both parties.

(v)                                 “Custom Trade Files” means files containing Fund transactional information (aa) of a type that has been approved in advance by BNYM, (bb) of customers of a financial intermediary approved in advance by BNYM, (cc) in a file format and in accordance with other relevant specifications approved in advance by BNYM, and (dd) transmitted to BNYM in accordance with BNYM specifications as mutually agreed by the Company and BNYM in their individual and sole discretion.

(vi)                              “DTCC Best Practices” means the guidelines published by the Depository Trust and Clearing Corporation establishing standards for compliance with Rule 22c-2 determined by the Depository Trust and Clearing Corporation to be “best practices.”

(vii)                           “Full Service Commencement Date” means the date, as reasonably agreed to by BNYM and the Company in a written instrument or acknowledged email, that BNYM will commence performing the services provided for by subsection (C) above.

(viii)                        “Fund Database” means the database in the 22c-2 System dedicated to maintaining data and information of the Funds.

(ix)                              “Intermediary Analytic Reports” means the analytic reports that the Company, pursuant to subsection (B)(i)(aa) above, has directed BNYM to generate from the 22c-2 System pursuant to System Settings from the share purchase and share redemption data furnished by financial intermediaries in Trade Responses.

(x)                                 “NSCC File” means a file containing share purchase and share redemption information relating to a Fund of customers of financial intermediaries transmitted to the 22c-2 System through or by the NSCC.

(xi)                              “Review Criteria” means data and information, sets of data and information or particular combinations of data and information in Fund Analytic Reports or Intermediary Analytic Reports, as appropriate, that the Company has specified in writing to be the criteria that if satisfied by a particular redemption transaction merits referral of the redemption transaction and all relevant details to the Company in the appropriate report specified by this Section 3(a)(17) for further review under the requirements of Rule 22c-2.

(xii)                           “SuRPAS File” means a file generated by the SuRPAS technology platform utilized by the Subaccounting Division of BNYM to perform subaccounting services for financial intermediaries that are clients of the Subaccounting Division.

(xiii)                        “System Reports” means the reports capable of being produced by the 22c-2 System, other than Account Analytic Reports and Intermediary Analytic Reports, that the Company elects, pursuant to Section 3(a)(17)(B)(i)(aa) above, to have produced and delivered to it by BNYM.

(xiv)                       “Trade Information” means share purchase and share redemption activity with respect to subaccounts within a financial intermediary’s omnibus account owned by individual persons or entities or with respect to subaccounts within the omnibus account held by, on behalf of or in the name of employee benefit plans or other plans permitting participant directed trading.

(xv)                          “Trade Request” means a request for Trade Information sent to a financial intermediary that is the record owner of an omnibus account in the Fund by BNYM on behalf of the Company by the method reasonably determined by BNYM to be most expedient based on the capabilities of the 22c-2 System and the cooperation of the particular financial intermediary.

(xvi)                       “Trade Response” means share purchase and share redemption information provided by a financial intermediary in response to a Trade Request.

(xvii)                    “Web Image” means the Web based application referred to by BNYM as Web Image, or such other replacement Web based application as BNYM may reasonably specify, used for the uploading of reports and other data from the 22c-2 System and for the transmissions of such reports between BNYM and its transfer agency clients for purposes of the Rule 22c-2 services.

(K)                               This Section 3(a)(17) shall expire and terminate on June 30, 2018.  Either party may extend the expiration and termination of this Section 3(a)(17) for up to 60 days by providing written notice to the other party at least 15 days in advance of the expiration date that it is exercising this extension right.  BNYM intends to seek to develop and implement a service to replace the Current 22c-2 Services and in the event it develops a replacement service it will negotiate in good faith with the Fund on terms of the new service mutually agreeable to the parties in their discretion.

2.                                      Remainder of Original Agreement.  Except as specifically modified by this Amendment No. 2, all terms and conditions of the Original Agreement shall remain in full force and effect.

3.                                      Governing Law.  The governing law of the Original Agreement shall be the governing law of this Amendment No. 2.

4.                                      Entire Agreement.  This Amendment No. 2 constitutes the final, complete, exclusive and fully integrated record of the agreement of the parties with respect to the subject matter herein and the amendment of the Original Agreement.

5.                                      Facsimile Signatures: Counterparts.  This Amendment No. 2 may be executed in one more counterparts; such execution of counterparts may occur by manual signature, facsimile signature, manual signature transmitted by means of facsimile transmission or manual signature contained in an imaged document attached to an email transmission; and each such counterpart executed in accordance with the foregoing shall be deemed an original, with all such counterparts together constituting one and the same instrument.  The exchange of executed copies of this Amendment No. 2 or of executed signature pages to this Amendment No. 2 by facsimile transmission or as an imaged document attached to an email transmission shall constitute effective execution and delivery hereof and may be used for all purposes in lieu of a manually executed copy of this Amendment No. 2.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 2 To Transfer Agency Agreement to be executed by their duly authorized officers as of the Effective Date.

BNY Mellon Investment Servicing (US) Inc.

By:	/s/ R. Turner

Name:	R. Turner

Title:

Baillie Gifford Funds
On its own behalf and on behalf of each Fund, each in its individual and separate capacity, and not on behalf of any other Fund

By:	/s/ Lesley-Anne Archibald

Name:	Lesley-Anne Archibald

Title:	Vice President